Pioneer Natural Resources Co

(Commission File No. 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Parsley Energy, Inc.

(Commission File No. 001-36463)

The following communication was posted on October 21, 2020 by Pioneer Natural Resources Company (“Pioneer”) on Twitter.

Below is a transcript of the video made available by Pioneer on October 21, 2020:

Alix Steel: Disclosure obviously is that Parsley was started by your son and he’s also Chairman. Because of that, you were taken out of the merger talks, but I wondered if you could still give perspective for Pioneer of why now? A lot of why people love Pioneer is that they didn’t need any other assets, they could just develop what they actually had.

Scott Sheffield: Yes, good morning, Alix, always great to be on your show. It’s really about bringing the two best Permian companies together. As you know, Parsley Energy’s acreage is very contiguous to Pioneer’s and it’s really creating, in my opinion, the only Permian powerhouse that’s investable today. For shareholders today, we’ll be the largest independent Permian player. Timing is good essentially because the oil price has stabilized around $40, and I’m still very optimistic about oil prices getting back to $50 sometime second half of 2021.

Alix Steel: Can you give me some insight if you guys looked at any other company?

Scott Sheffield: No, we have not. We’ve only looked at Parsley over the last few weeks. It’s so contiguous, it’s so easy, it’s very accretive on all metrics – free cash flow, cash flow, return on capital employed to our shareholder base – and it was done on a very very low premium, about 7.9%.

Guy Johnson: Scott, good morning. You said on the call that all the best assets have now been basically taken over the last few weeks. Are you done?

Scott Sheffield: Yes, we are done. It will take several months to bring Parsley in. We’re working on a transition team now. We’re excited about Matt Gallagher, the CEO, becoming a director of Pioneer when this transaction closes. So we are done, we’re excited about the new company and the new powerhouse.

Alix Steel: Something else on the call, pivoting off of what Guy was saying, is that you said there are only four investable E&Ps, and you named specifically EOG, Pioneer, maybe Hess, didn’t have [Occidental] on there – what made you say that?

Scott Sheffield: Yeah, and I had ConocoPhillips on there. Alix, there are basically four companies today that are over $10 billion in market cap. Obviously two of those just got larger with Pioneer and with ConocoPhillips buying Concho. And so it’s really, when you talk to most investors today, they’re only looking at companies that are investable at a $10 billion market cap. So the companies that are below $10 billion are going to have to merge up over time. And so I still think a lot of those companies have to de-lever with higher oil prices before they start combining. I still think we’ll get down to just a handful – less than ten – independents in this sector in the next several years.

Guy Johnson: But you think the bigger companies, Scott, have done what they’ve got to do and are probably not going to do any more – there isn’t a company out there that is going to do a series of roll-ups around the region, consolidating some of those smaller businesses. It’s going to be smaller business kind of getting together with smaller business and gradually acquiring scale. I’m just kind of curious how long that takes.

Scott Sheffield: Yeah, I still think you’ll see more Devon-WPX type mergers, but companies have to de-lever instead of taking a bad balance sheet and combining with a bad balance sheet. They will have to de-lever over time. Right now, as you know, being over in London, the three European majors have changed their investment strategy. I really don’t see them acquiring any U.S. companies at this point in time with their movement into alternative energy. Exxon, Chevron, it’s really going to – the key there is really whether or not Chevron will continue to do other Noble-type deals. I don’t know. And a big factor is the potential change in administration. There will be continued pressure on Exxon and Chevron to go the way of the three European majors in regard to alternative energy.

Alix Steel: So, let’s talk a little about that, Scott. So the rumor on the street was that you were going to wind up selling yourself to Exxon. Now the rumor on the street is, because you bought Parsley, maybe in about two to three years, it will be nicely accretive, you can go back to Exxon and say, guys you need the acreage, you need what we can bring to you, you should buy us. Give me some insight into that conversation that the street’s having right now.

Scott Sheffield: I think Exxon long-term is going to have to decide are going to move strongly, as the fossil fuel industry winds itself down over the next 30-40 years. I’ve seen the forecast of IEA in their demand scenarios of oil demand – we’ll probably see oil demand peak over the next 10 to 15 years. We probably won’t see many increases. But the key to Exxon – do they want – they’re going to a million barrels a day and so do they want another million barrels a day in the Permian. So that’s the unknown question. And whether or not they’ll shift their strategy to more alternative energy. But our board and Pioneer will always do the right thing for our shareholder base.

Guy Johnson: Let’s talk about that shareholder base, Scott. What do they want from you? We’ve talked to a number of CEOs over the last few days as these deals have been done and it does seem to be a shift in the business model. It’s more about returning excess capital to shareholders, it’s that kind of change that is driving this narrative to a certain extent. Is that how you see the business model evolving as well, as we approach the run-off period?

Scott Sheffield: Yes. We’re the first company to announce a – really a free cash flow model and a variable dividend model and so, in fact, Parsley does that for us. Even helps us more from their accretion of free cash flow. And so we’re going to get to a double-digit free cash flow yield fairly quickly. And we’ll be investing only about 65% of our cash flow and returning the rest of it to our shareholder base. So they basically want free cash flow and they want little to very minimal growth out of the U.S. shale industry.

Alix Steel: Scott, there was a narrative also that before this deal you were going to have to pay a lower premium because of the family relations between Parsley and Pioneer. Now that we’ve kind of gotten through that part, is your son, Bryan, going to have any responsibility at the new company? Can you give me some insight?

Scott Sheffield: No, he will have zero responsibility at the new company and he will be our largest single shareholder. He’ll own about 2% of the combined company. Also the CEO of Quantum, Wil van Loh, will own and control about 4% of the combined company. So they’ll be two of our largest shareholders.

The following communication was posted on October 22, 2020 by Pioneer on Twitter.

Below is a transcript of the video made available by Pioneer on October 22, 2020:

Jim Cramer: Well Scott, I’ll do you – I’ll give you age before beauty so to speak. Alright, now, you’ve always been a big believer in the Permian, but in a different part of the Permian. I never knew that you liked this part that they are so strong in. Why do this deal now?

Scott Sheffield: Yeah, Jim, really it’s all about putting the best two Permian basin companies with the best inventory together in creating a larger company with a better free cash flow profile. As you know, I’ve been on record last year adopting the free cash flow profile for the investor model – slow your growth down and increasing your free cash flow, and in regard to a base dividend which we have – both companies have a strong base, but I introduced a variable dividend concept. Most of our shareholders love the variable dividend and this – by bringing the two companies together – we create a better company with a better free cash flow profile and a better and increased variable dividend.

Jim Cramer: Alright, so Matt, you’re a young gentleman. You’ve taught me a lot about the ESG – the possibility that one day oil could be even liked by companies, by fund managers, that are worried about flaring global warming. You want to give that up? I know you’re going to be on the board, but you’re not going to be running the company.

Matt Gallagher: Well, first, I want to hit on the ESG component. That was absolutely instrumental in this deal. And Jim, this accelerates all of our strategic objectives, which are to allocate capital to the low end of the cost and emissions curves, increases our free cash flow, we’re going to pay down debt. Our strategy was to pay down debt to peer leading leverage while increasing return of capital to shareholders. And Jim, this hits and accelerates all of those strategic objectives 18 to 24 months ahead of schedule. And as far as the team is concerned, I’ve actually worked at Pioneer before, I’ve been inside the inner workings – they have an amazing team; I’m fully confident in what can be done over there, and I’m extremely excited to be on the board.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Pioneer Natural Resources (“Pioneer”) and Parsley Energy, Inc. (“Parsley”). The proposed transaction will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley intend to file a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC in connection with the solicitation of proxies by Pioneer and Parsley in connection with the proposed transaction. Pioneer intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus will be included. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to Pioneer’s stockholders and Parsley’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding Pioneer’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC when they become available. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in this communication are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer and Parsley are subject to a number of risks and uncertainties that may cause Pioneer’s and Parsley’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, the risk that Pioneer’s and Parsley’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to development activities on Pioneer’s or Parsley’s assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Pioneer or Parsley may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the effect of this communication on Pioneer’s or Parsley’s stock prices; transaction costs; volatility of commodity prices, product supply and demand; the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity, competition, the ability to obtain environmental and other permits and the timing thereof, other government regulation or action, the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms, litigation, the costs and results of drilling and operations, availability of equipment, services, resources and personnel required to perform Pioneer’s and Parsley’s drilling and operating activities, access to and availability of transportation, processing, fractionation, refining, storage and export facilities; Pioneer’s and Parsley’s ability to replace reserves, implement its business plans or complete its development activities as scheduled; access to and cost of capital; the financial strength of counterparties to Pioneer’s or Parsley’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s and Parsley’s oil, natural gas liquids and gas production; uncertainties about estimates of reserves and resource potential; identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return to shareholders, expenses, cash flows from purchases and sales of oil and gas net of firm transportation commitments, sources of funding and tax rates; quality of technical data; environmental and weather risks, including the possible impacts of climate change; cybersecurity risks; ability to implement stock repurchases; the risks associated with the ownership and operation of Pioneer’s oilfield services businesses and acts of war or terrorism. These and other risks are described in Pioneer’s and Parsley’s Annual Reports on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 and other filings with the Securities and Exchange Commission. In addition, Pioneer and Parsley may be subject to currently unforeseen risks that may have a materially adverse impact on the combined company. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Pioneer and Parsley undertake no duty to publicly update these statements except as required by law.

Cautionary Note to U.S. Investors – The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than “reserves,” as that term is defined by the SEC. In this communication, Pioneer may include estimates of quantities of oil and gas using certain terms, such as “resource base,” “resource potential,” “net recoverable resource potential,” “estimated ultimate recovery,” “EUR,” “oil in place” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Pioneer from including in filings with the SEC.

These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being recovered by Pioneer. U.S. investors are urged to consider closely the disclosures in Pioneer’s periodic filings with the SEC. Such filings are available from Pioneer at 777 Hidden Ridge, Irving, Texas 75038, Attention: Investor Relations and Pioneer’s website at www.pxd.com. These filings also can be obtained from the SEC by calling 1-800-SEC-0330.

5